UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C.   20549

Form 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 or 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported)   January 24, 2002

POTOMAC ELECTRIC POWER COMPANY
(Exact name of registrant as specified in its charter)

District of Columbia and Virginia	1-1072	53-0127880
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

701 Ninth Street, N. W., Washington, D. C	20068
(Address of principal executive offices	(Zip Code)

Registrant's telephone number, including area code   (202) 872-3526

(Former Name or Former Address, if Changed Since Last Report)

Item 5.   Other Events.

This Form 8-K is being filed solely to correct two numerical errors in the press release filed as an exhibit to Form 8-K filed on January 24, 2002. The errors were both in the first sentence of the press release which should have read: "Potomac Electric Power Company (NYSE: POM) today reported 2001 consolidated earnings, before special items, of $198.6 million, or $1.83 per share, on operating revenues of $2.5 billion, compared with consolidated earnings, before special items, of $188.6 million, or $1.64 per share, on operating revenues of $3 billion in 2000."

Exhibit 99, attached hereto, is hereby incorporated by reference.

Item 7.   Financial Statements and Exhibits.
                 (c) Exhibits

Exhibit No.	Description of Exhibit	Reference
99	CORRECTED Press Release of Potomac Electric Power Company dated as of January 24, 2002.	Filed herewith.

Signatures

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Potomac Electric Power Company
(Registrant)

By: A.W. WILLIAMS
Andrew W. Williams
Senior Vice President and
Chief Financial Officer

January 25, 2002
     DATE